Exhibit 99.2

Chapter B of the Periodic Report

Directors' Report on the State of the Company's Affairs
for the three months ended March 31, 2011

We respectfully present the Directors' Report on the state of affairs of "Bezeq" The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the subsidiaries together: "the Group") for the three months ended March 31, 2011

The Directors’ Report contains a condensed review of its subject matter and it assumes that the Directors’ Report at December 31, 2010 is also available to the reader.

Since April 25, 2010 the financial statements of Walla! Communications Ltd. ("Walla") have been consolidated in the Group's financial statements.

The Group reports on four main segments in its financial statements:

1)	Domestic fixed-line communications

2)	Cellular

3)	International communications, internet and NEP services

4)	Multi-channel television

The Company's consolidated financial statements include an "Other" segment, which comprises mainly internet and portal services (through Walla) and customer call center services (through Bezeq Online). This Other segment is not material on the Group level.

Profit in the reporting period amounted to NIS 406 million, compared with NIS 642 million in the corresponding quarter. Quarter results were affected primarily by a rise in other net operating expenses, due to recording of expenses for the early retirement plan (see Note 12A to the financial statements).

See below for further details.

A.	Explanations of the Board of Directors for the state of the Company's affairs, the results of its operations, its equity, cash flows and other matters

1.	Financial position

A)
The Group's assets at March 31, 2011 amounted to approximately NIS 15.13 billion, compared with approximately NIS 14.23 billion at March 31, 2010, of which approximately NIS 5.77 billion (approximately 38%) are property, plant and equipment, compared with approximately NIS 5.44 billion (approximately 38%) at March 31, 2010.

The increase in the Group’s assets is mainly due to consolidation of the assets of Walla with those of the Group (which was mainly reflected in intangible assets and trade receivables) and an increase in assets in the domestic fixed-line communications segment and the cellular segment as described below.

In the domestic fixed-line communications segment, total assets, without the investment in investees, increased by approximately NIS 362 million, compared with March 31, 2010. The increase is mainly due to an increase in property, plant and equipment following deployment of the NGN and due to an increase in intangible assets. The increase was moderated by a decrease in cash balances and deferred taxes.

In the cellular segment, assets increased from approximately NIS 4.76 billion at March 31, 2010 to approximately NIS 5.09 billion at March 31, 2011. The increase is mainly due to an increase in trade receivables, primarily as a result of an increase in revenue from the sale of terminal equipment in installments and an increase in inventory, which was partially offset by a decrease in property, plant and equipment and intangible assets and a decrease in cash balances.

In the international communications, internet and NEP services segment, assets decreased from approximately NIS 1.098 billion at March 31, 2010 to approximately NIS 1.07 billion at March 31, 2011. Most of the decrease was in cash balances following distribution of a dividend in the period and investment in associates following the transfer of the holdings in Walla to the Company. The decrease was partially offset by an increase in property, plant and equipment and intangible assets.

In the multichannel television segment, assets increased from approximately NIS 1.231 billion at March 31, 2010 to approximately NIS 1.252 billion at March 31, 2011. The increase was mainly due to an increase in intangible assets and trade receivables.

B)
The Group's debt to financial institutions and debenture holders at March 31, 2011 amounted to approximately NIS 5.64 billion, compared with approximately NIS 3.88 billion at March 31, 2010. The increase is due to bank loans received in the domestic fixed-line communications segment. The increase was partially offset by repayment of debentures in the domestic fixed-line communications segment and repayment of debentures and loans in the cellular segment.

2.	Results of operations

A)	Principal results

Condensed consolidated data from the statement of income:

	Three months ended March 31
	2011	2010	Increase	Change
	NIS millions	NIS millions	(decrease)%
Continuing operations
Revenue	2,913	2,915	(2)	-
Costs and expenses	2,248	2,041	207	10%

Operating profit	665	874	(209)	(24)%
Financing expenses (revenue), net	20	(22)	42	-

Profit after financing expenses (income), net	645	896	(251)	(28)%

Share in losses of investees	65	23	42	183%

Profit before income tax	580	873	(293)	(34)%

Income tax	174	231	(57)	(25)%

Profit for the period	406	642	(236)	(37)%

Attributable to:
Owners of the Company	407	642	(235)	(37)%
Non-controlling interests	(1)	-	(1)	-

Profit for the period	406	642	(236)	(37)%

Earnings per share
Basic earnings per share (NIS)	0.15	0.24	(0.09)	(38)%
Diluted earnings per share (NIS)	0.15	0.24	(0.09)	(38)%

Group revenue in the first quarter of 2011 remained stable compared to the corresponding quarter last year. Most of the decrease in revenue was from a decrease in revenues from interconnect fees due to the approximately 70% tariff reduction compared with the corresponding quarter, in the cellular and domestic fixed-line communications segments. The decrease was offset by the increase in revenue from the sale of terminal equipment in the cellular segment and the consolidation of Walla ("Other" segment).

Depreciation and amortization expenses of the Group in the quarter amounted to approximately NIS 335 million compared with approximately NIS 343 million in the corresponding quarter, a decrease of approximately 2.3%. The decrease was from the cellular segment and the domestic fixed-line communications segment, and was partially offset by the consolidation of Walla.

The Group's salary expenses in the quarter amounted to approximately NIS 532 million, compared with approximately NIS 505 million in the corresponding quarter, an increase of approximately 5.3%.  The increase in salary expenses is mainly due to the consolidation of Walla and the increase in the domestic fixed-line communications segment.

The Group's operating and general expenses in the quarter amounted to approximately NIS 1.131 billion, compared with approximately NIS 1.218 billion in the corresponding quarter, a decrease of approximately 7.1%. Most of the decrease is from the domestic fixed-line communications segment.

The Group's other net operating expenses in the quarter amounted to approximately NIS 250 million, compared with revenue of approximately NIS 25 million in the corresponding quarter.  The change is due to recognition of expenses for early retirement in the domestic fixed-line communications segment.

The Group's net financing expenses in the quarter amounted to approximately NIS 20 million, compared with net financing income of approximately NIS 22 million in the corresponding quarter.  The increase in net financing expenses is mainly from the domestic fixed-line communications segment. In addition, there was a decrease in net financing income in the cellular segment.

B)	Operating segments

The breakdown of operations by segments is presented according to the Group's operating segments as follows:

	1-3/2011		1-3/2010
Revenue by operating segments	NIS millions	% of total revenue	NIS millions	% of total revenue

Domestic fixed-line communications	1,178	40.4%	1,304	44.7%
Cellular	1,450	49.8%	1,393	47.8%
International communications, internet services and NEP	329	11.3%	343	11.8%
Multi-channel television	406	13.9%	391	13.4%
Others and adjustments (*)	(450)	(15.4)%	(516)	(17.7)%

Total	2,913	100%	2,915	100%

	1-3/2011		1-3/2010
Operating profit by segment of operations	NIS millions	% of segment revenue	NIS millions	% of segment revenue

Domestic fixed-line communications	211	17.9%	490	37.6%
Cellular	399	27.5%	322	23.1%
International communications, internet services and NEP	61	18.5%	61	17.8%
Multi-channel television	61	15%	59	15.1%
Others and adjustments (*)	(67)	-	(58)	-
Consolidated operating profit/ % of Group revenues	665	22.8%	874	30%

(*) Mainly for a segment that is an associate

Domestic fixed-line communications

Revenue:

The segment's revenues in the first quarter of 2011 amounted to approximately NIS 1.178 billion compared with approximately NIS 1.304 billion in the corresponding quarter, a decrease of approximately 9.7%.  The decrease in the segment's revenue is mainly due to a decrease in revenues from interconnect fees to cellular networks (with a corresponding decrease in expenses), due to a decrease in interconnect fees beginning January 1, 2011. According to an examination as to the effect of the change in interconnect fees on the Company's revenues, the decrease in fees reduced segment revenues by approximately NIS 137 million in the first quarter.

Conversely, revenue from high-speed internet increased, mainly due to an increase in revenue from internet subscribers for updating browsing speeds and an increase in the sale of home networks. Revenue from data communication and others also increased. Most of the increase was offset by a decrease in revenue from telephony, mainly due to a decrease in outgoing calls and the number of lines.

Costs and expenses:

Depreciation and amortization expenses in the quarter amounted to approximately NIS 162 million compared with approximately NIS 170 million in the corresponding quarter, a decrease of approximately 4.7%.  The decrease is due to full depreciation of property, plant and equipment and an increase in the residual value of property, plant and equipment. The decrease in depreciation was partially offset by an increase in depreciation due to investments in the NGN project.

Salary expenses in the quarter amounted to approximately NIS 284 million compared with approximately NIS 277 million in the corresponding quarter, an increase of approximately 2.5%. The increase in salary expenses is due to an increase in share-based payments and salary increases. The increase was mostly offset by an increase in salary attributable to investment, a decrease in actuarial costs and bonus expenses and a decrease in the number of employees.

General and operating expenses in the quarter amounted to approximately NIS 271 million compared with approximately NIS 392 million in the corresponding quarter, a decrease of approximately 30.9%.  The decrease was due to a decrease in expenses for interconnect fees to cellular networks alongside a decrease in revenues from interconnect fees due to a decrease in prices as set out above.

The Group's other net operating expenses in the quarter amounted to approximately NIS 250 million, compared with income of approximately NIS 25 million in the corresponding quarter. The shift from income to expense is due to recognition of a provision of NIS 281.5 million for early retirement benefits (see Note 12(A) to the financial statements). Conversely, there is an increase in capital gains from the sale of copper.

Profitability

Operating profit in the quarter amounted to approximately NIS 211 million compared with approximately NIS 490 million in the corresponding quarter, a decrease of approximately 57%.  The decrease in operating profit is due to the changes in the income and expense items described above, mainly from the provision for early retirement benefits.

Financing expenses, net

The Group's net financing expenses in the quarter amounted to approximately NIS 26 million, compared with financing income of approximately NIS 1 million in the corresponding quarter.   The change in net financing expenses is mainly due to an increase in linkage expenses for debentures following an increase in the known CPI compared with a decrease in the CPI in the corresponding quarter and from an increase in credit in fixed and variable shekel interest. The increase in financing expenses was moderated by an increase in financing income from shareholder loans to DBS and from an increase in income from CPI forward contracts.

Cellular segment

Revenues:

Segment revenues in the first quarter of 2011 amounted to approximately NIS 1.450 billion compared with approximately NIS 1.393 billion in the corresponding quarter, an increase of approximately 4.1%.

Segment revenues from services (including value added services) in the first quarter amounted to approximately NIS 949 billion compared with approximately NIS 1.106 billion in the corresponding quarter, a decrease of approximately 14.2%.  The decrease in revenue from services was due to a decrease in interconnect fees, which was partially offset by an increase in revenue from content and roaming services. The decrease in interconnect fees reduced revenues by approximately NIS 213 1 million.

Segment revenue from the sale of terminal equipment in the quarter amounted to approximately NIS 501 million compared with approximately NIS 287 million in the corresponding quarter, an increase of approximately 74.6%.  The increase in revenue from the sale of terminal equipment was mainly due to an increase in selling prices and the upgrade of terminal equipment and from an increase in the number of upgrades due to an increase in smartphone sales.

Costs and expenses:

Depreciation and amortization expenses in the quarter amounted to approximately NIS 139 million compared with approximately NIS 149 million in the corresponding quarter, a decrease of approximately 6.7%. The decrease in depreciation and amortization is due to fully depreciated items of property, plant and equipment, mainly for the CDMA network.

Salary expenses in the current quarter and in the corresponding quarter amounted to approximately NIS 150 million.

General and operating expenses in the quarter amounted to approximately NIS 762 million compared to approximately NIS 772 million in the corresponding quarter, a decrease of approximately 1.3%. The decrease in operating and general expenses is mainly due to the decrease in costs of services, specifically call completion fees cost arising from the reduction in interconnect fees, which was partially offset by an increase in the cost of terminal equipment sales resulting mainly from an increase in the number of handsets that were upgraded and an increase in terminal equipment prices.

Profitability

Operating profit in the quarter amounted to approximately NIS 399 million compared with approximately NIS 322 million in the corresponding quarter, an increase of approximately 23.9%.  The increase in operating profit is due to the changes described above in expense and income items, mainly due to an increase in gross profit from the sale of terminal equipment.

Financing income, net

Net financing income in the quarter amounted to approximately NIS 10 million compared with approximately NIS 22 million in the corresponding quarter, a decrease of approximately 54.5%. The decrease in net financing income is mainly due to revaluation of loans following the rise in the known CPI in the current quarter compared with a decrease in the known CPI in the corresponding quarter.

International communications, internet and NEP

Revenues:

Segment revenues in the first quarter of 2011 amounted to approximately NIS 329 million compared with approximately NIS 343 million in the corresponding quarter, a decrease of approximately 4.1%.  The decrease in revenues is mainly due to the decrease in outgoing and incoming minutes following a decrease in traffic in the market and a decrease in call transfers between global communication operators. Conversely, there is an increase in internet revenue due to an increase in the number of customers and growth in integration activities (enterprise communications and IT solutions).

1
The figure is calculated according to actual call minutes in the current quarter multiplied by 17.82 agorot per minute, which is the difference between interconnect fees in the current quarter (7.28 agurot per minute) and interconnect fees in the corresponding quarter (25.1 agorot per minute).

Costs and expenses:

Depreciation and amortization expenses in the quarter amounted to approximately NIS 24 million compared with approximately NIS 23 million in the corresponding quarter.

Salary expenses amounted to approximately NIS 64 million compared with approximately NIS 63 million in the corresponding quarter.

General and operating expenses in the quarter amounted to approximately NIS 180 million compared with approximately NIS 196 million in the corresponding quarter, a decrease of approximately 8.2%.

The decrease in expenses is due to the reasons for the decrease in segment revenues.

Profitability

Operating profit in the current quarter and in the corresponding quarter amounted to approximately NIS 61 million. The stability in profit is due to the changes described in the revenues and expenses sections above.

Multichannel television (stated by the equity method)

Revenues:

Segment revenues in the first quarter of 2011 amounted to approximately NIS 406 million compared with approximately NIS 391 million in the corresponding quarter, an increase of approximately 3.8%. The increase is mainly due to an increase in revenues from advanced products, an increase in the sales of premium channels and an increase in the number of subscribers.

Costs and expenses:

Cost of sales in the quarter amounted to approximately NIS 272 million compared with approximately NIS 262 million in the corresponding quarter, an increase of approximately 3.8%. The increase in the cost of sales is mainly due to an increase in customer service expenses and royalties.

Selling, marketing and general and administrative expenses in the quarter amounted to approximately NIS 72 million compared with approximately NIS 71 million in the corresponding quarter.

Profitability

Operating profit in the quarter amounted to approximately NIS 61 million compared with approximately NIS 59 million in the corresponding quarter, an increase of approximately 3.4%.  The increase in operating profit is due to the changes described in the revenues and expense section above.

C)	Income tax

The Group's tax expenses in the reported quarter amounted to approximately NIS 174 million, representing approximately 30% of pre-tax profit, compared with approximately NIS 231 million in the corresponding quarter, representing approximately 26.5% of pre-tax profit. The increase in the tax rate for the pre-tax profit is mainly due to timing differences in recognition of expenses for tax purposes (mainly early retirement), which will be recognized when the tax rate falls below the present tax rate.

3.	Equity

Equity attributed to the Company's controlling shareholders at March 31, 2011 amounted to approximately NIS 2.97 billion, representing approximately 20% of the total balance sheet, compared with approximately NIS 7.2 billion at March 31, 2010, representing approximately 51% of the total balance sheet. The decrease in equity was due to distribution of a dividend in the amount of approximately NIS 3.73 billion in 2010 and distribution of a dividend in the amount of approximately NIS 3 billion in the quarter, which is not in compliance with the profit test, recognized at its present value of approximately NIS 2.81 billion (see Note 6F to the financial statements). The decrease was partially offset by the Group's profit.

4.	Cash flow

Consolidated cash flow from operating activities in the first quarter of 2011 amounted to approximately NIS 775 million compared with approximately NIS 806 million in the corresponding quarter, a decrease of NIS 31 million. Most of the decrease is from the cellular segment following changes in working capital, an increase in sales of terminal equipment in 36 installments and a decrease in the international communications, internet and NEP segment. The decrease was moderated by an increase in cash flow from operating activities in the domestic fixed-line communications segment.

Cash flow from operating activities is one of the sources for financing the Group's investments. In the reporting quarter, the Group invested approximately NIS 422 million in development of communications infrastructure and approximately NIS 78 million in intangible assets and deferred expenses, compared with an investment of approximately NIS 281 million and approximately NIS 88 million, respectively, in the corresponding quarter. Conversely, in the domestic fixed-line communications segment, proceeds from the sale of property, plant and equipment in the reporting quarter amounted to approximately NIS 187 million compared with approximately NIS 15 million in the corresponding quarter. Additionally, in the corresponding quarter, proceeds of approximately NIS 140 million were received in the cellular segment from the sale of the investment in a money market fund.

In the reporting quarter, the Group repaid net debts and paid interest amounting to approximately NIS 134 million, of which approximately NIS 92 million was for debentures, approximately NIS 9 million for loans and approximately NIS 32 million for interest payments, compared with repayment of net debt and interest payments amounting to approximately NIS 245 million in the corresponding quarter. Conversely, in the reporting quarter, the Group received proceeds of approximately NIS 4 million from the exercise of employee options compared with approximately NIS 15 million in the corresponding quarter.

Average long-term liabilities to financial institutions and debenture holders in the first quarter of 2011 amounted to approximately NIS 5.678 billion.

Average supplier credit in the reporting quarter amounted to approximately NIS 1.047 billion. Average short-term customer credit amounted to approximately NIS 2.744 billion. Average long-term customer credit amounted to approximately NIS 1.087 billion.

The net working capital deficit of the Group in the quarter amounted to approximately NIS 1.188 billion compared with a working capital surplus of approximately NIS 522 million in the corresponding quarter. The working capital deficit of the Company amounted to approximately NIS 2.39 billion at March 31, 2011 compared with a working capital deficit of approximately NIS 483 million in the corresponding quarter. The increase in the Company's working capital deficit is mainly due to the balance of the dividend payable and an increase in short-term financial and other liabilities. The increase in the Group's deficit was partially offset by an increase in working capital surplus in the cellular segment.

The Board of Directors of the Company examined the current and projected cash sources and requirements in the foreseeable future, the Company's investment requirements and financing sources and the credit-raising options available to the Company. Based on the review of all these factors, the Board of Directors determined that the working capital deficit does not present a liquidity problem for the Company. The Company is able to meet current and future cash needs in the foreseeable future, both by generating cash from operating activities and by raising capital from banking and non-banking sources.

The above information includes forward-looking information based on the Company's liquidity assessments. Actual results may differ significantly from this assessment if there is a change in one of the elements on which they are based.

B.	Explanations of the Board of Directors regarding the exposure to market risks and their management

1.
Surplus assets exposed to changes in nominal shekel interest decreased by approximately NIS 2.811 billion, to surplus liabilities exposed to changes in nominal shekel interest, due to the planned distribution to the Company's shareholders, which does not bear interest and linkage differences (see Note 6F to the financial statements.) Moreover, sensitivity analyses for fair value and the effect of the change in the market prices on the fair value of balance-sheet balances and off-balance sheet balances for which there are firm agreements at March 31, 2011, are not materially different from those of December 31, 2010.

2.
The linkage base report at March 31, 2011 is not substantially different from the December 31, 2010 report, with the exception of an increase of approximately NIS 2.811 billion in unlinked liabilities, as described in section A above.

C.	Corporate governance

1.	Disclosure of the procedure for approving the financial statements

1.1	Committee

The committee that reviews the Company's financial statements is a separate committee which does not serve as the audit committee. Some of the audit committee members are also members of the financial statements review committee (outside directors Mordechai Keret and Ytzhak Edelman).

1.2	Committee members

The committee has three members as follows: Ytzhak Edelman, chairman of the committee (outside director), Mordechai Keret (outside director) and Eldad Ben-Moshe (independent director), all having accounting and financial expertise. All the committee members submitted declarations prior to their appointments. For further information about directors serving as committee members, see Part D of the Company's Periodic Report in 2010.

1.3	Approval of the financial statements

A)	The financial statement review committee discussed and prepared its recommendations for the Company's Board of Directors in meetings held on May 1, 2011 and May 5, 2011.

B)	All the committee members participated in these meetings.

C)
In addition, the following attended the meeting held on May 1, 2011 and May 5, 2011: Chairman of the Board of Directors Shaul Elovitch; Company CEO Avi Gabbay; deputy CEO and CFO Alan Gelman; Company controller Danny Oz; internal auditor Lior Segal; director Rami Nomkin; Company secretary Linor Yochelman; legal counsel, Amir Nahlieli; external auditors and other officers in the Company.

D)
The committee reviewed the assessments and estimates made in connection with financial statements, the internal controls related to financial reporting, the completeness and appropriateness of the disclosure in the financial statements, the accounting policies adopted and the accounting treatment applied in the material affairs of the Company.

E)
In the meeting held on May 5, 2011, the committee decided on the identity of the permanent participants in the committee meetings. The committee also resolved that at the end of each quarterly meeting for approval of the statements, there will be a meeting attended by the committee members, internal auditor and external auditor only.

F)	The committee's written recommendations were submitted to the Company's Board of Directors on May 8, 2011.

G)	The Board of Directors discussed the recommendations of the financial statements review committee and the financial statements on May 11, 2011.

H)
The Board believes that the recommendations of the financial statements review committee were distributed at a reasonable time prior to the Board Meeting (which was set by the Board of Directors up to 72 hours before the meeting of the Board), also considering the scope and complexity of the recommendations.

I)
The Board of Directors of the Company accepted the recommendations of the financial statements review committee and resolved to approve the Company's financial statements for the first quarter of 2011.

2.
Beginning in the year 2011, the Company no longer applies the provisions of the Securities Regulations (Periodic and Immediate Reports) (Amendment), 5769-2009 regarding internal controls, replacing them with the Sarbanes-Oxley Act of 2002 (SOX), as a significant subsidiary of a company traded in the United States.

D.	Disclosure of the Company's financial reporting

1.	Critical accounting estimates

Preparation of the financial statements in conformity with IFRS requires management to make assessments and estimates that affect the reported values of assets, liabilities, income and expenses, as well as disclosure in connection with contingent assets and liabilities. Management bases these estimates and assessments on past experience and on valuations, expert opinions and other factors, which it believes are relevant in the given circumstances. Actual results might differ from those assessments under different assumptions or conditions. The financial statements provide information about the principal matters of uncertainty in critical estimates and judgments in the application of the accounting policies. We believe that these assessments and estimates are critical since any change in these estimates and assumptions could have a potential material effect on the financial statements.

2.
Given the significance of the claims filed against the Group, which cannot yet be assessed or in respect of which the exposure cannot yet be calculated, the auditors drew attention to them in their opinion on the financial statements.

E.	Details of liability certificates

Below are updated details at March 31, 2011:

		Series 4 debentures	Series 5 debentures
A	Par value revalued at the reporting date (CPI-linked)	NIS 353,816,946	NIS 2,815,164,577 (1)
B	Accrued interest	NIS 14,152,678	NIS 124,336,436
C	Fair value	NIS 372,000,000	NIS 3,181,827,011
D	Stock exchange value	NIS 372,000,000	NIS 3,181,827,011

(1)	Of which, approximately NIS 1.038 billion is held by a wholly-owned subsidiary

On April 3, 2011, the credit rating company Midroog Ltd. which rates the Company’s debentures (Series 4 and 5), announced that it had removed these debentures from its watch list. The rating remains unchanged (Aa1) with negative outlook, following the Company's decision to reduce its capital and distribute a special dividend of NIS 3 billion, which has been approved by the district court. Midroog's most recent rating report is attached to the Directors' Report.

We thank the managers, employees and shareholders of the Group’s companies.
May 11, 2011
Date	Shaul Elovitch Chairman of the Board of Directors	Avi Gabbay CEO